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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

November 12, 2004

INMARSAT GROUP LIMITED
(Name of Registrant)

Commission File Number: 333-115865-06

99 City Road
London EC1Y 1AX
United Kingdom
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

        Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):-

        Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):-

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INMARSAT GROUP LIMITED
Consolidated financial results for the third quarter and nine months ended
(unaudited)
September 30, 2004

INMARSAT GROUP LIMITED
Consolidated financial results for the third quarter and nine months ended September 30, 2004

Forward-Looking Statements

        This document contains forward-looking statements. These forward-looking statements include all matters that are not historical facts. Statements containing the words "believe", "expect", "intend", "may", "estimate" or, in each case, their negative and words of similar meaning are forward-looking.

        By their nature, forward-looking statements involve risks and uncertainties because they relate to events that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that our actual financial condition, results of operations and cash flows, and the development of the industry in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this document. In addition, even if our financial condition, results of operations and cash flows, and the development of the industry in which we operate, are consistent with the forward-looking statements in this document, those results or developments may not be indicative of results or developments in subsequent periods. Important facts that could cause our actual results of operations, financial condition or cash flows, or the development of the industry in which we operate, to differ from our current expectations include those risk factors disclosed in our Form F-4 Registration Statement filed with the Securities and Exchange Commission on September 20, 2004.

        As a consequence, our current plans, anticipated actions and future financial condition, results of operations and cash flows, as well as the anticipated development of the industry in which we operate, may differ from those expressed in any forward-looking statements made by us or on our behalf.

INMARSAT GROUP LIMITED
Consolidated financial results for the third quarter and nine months ended September 30, 2004

INMARSAT GROUP LIMITED
Consolidated financial results for the third quarter and nine months ended September 30, 2004

Operating and Financial Review and Prospects

        The following is a discussion of the consolidated results of operations and financial condition of Inmarsat Group Limited (the "Group") and its predecessor Inmarsat Ventures plc (now Inmarsat Ventures Limited). You should read the following discussion together with the whole of this document including the historical consolidated financial statements and the annexes. The historical financial statements were prepared in accordance with UK GAAP, which differs in a number of respects from U.S. GAAP. For a summary of the material differences between UK GAAP and U.S. GAAP relevant to the historical consolidated financial statements of the Group and our predecessor and a reconciliation of certain items under UK GAAP to U.S. GAAP, see Annex 2.

Overview

        We are a leading provider of global mobile satellite communications services. We have been designing, implementing and operating satellite networks for over 24 years. During the periods presented below, we generated more than 80% of our total revenues from mobile satellite voice and data services, including telephony, fax, video, email, and intranet and internet access. End users of our mobile satellite services operate at sea, on land and in the air.

        We also lease excess capacity on our satellites. Typically our capacity leases are short-term, with terms of up to one year, although they can be as long as five years. In addition we lease specialised navigation transponders, primarily for use in commercial aviation, for up to five years.

        The remainder of our revenues, classified as "other", relate primarily to VSAT services and maritime communication services businesses conducted by our Invsat and Rydex subsidiaries respectively.

        We report our results of operations in US dollars as the majority of our revenues are in are denominated in US dollars. Approximately 60% of our net operating costs are in sterling.

Acquisition

        In connection with the acquisition of Inmarsat Ventures plc in December 2003, Inmarsat Investments Limited (a 100% subsidiary of Inmarsat Group Limited) has incurred $1,277.5 million of third party indebtedness. This indebtedness is comprised of $800.0 million of term borrowings under the Senior Credit Agreement and $477.5 million under the Senior Notes.

        In addition, in connection with the acquisition Inmarsat Group Limited recorded approximately $299.5 million of goodwill, $33.0 million of identifiable intangibles and an increase of $158.1 million in the book value of tangible fixed assets, which, in accordance with UK GAAP, it will amortise or depreciate over varying periods.

        The interest, amortisation and depreciation charges that result from the acquisition have an important and significant impact on the financial results of the Group, and must be borne in mind when comparing our results for the third quarter ended September 30, 2004 to the corresponding 2003 period results and financial condition of the predecessor company.

Revenues

        Revenues for the third quarter ended September 30, 2004 were $119.2 million, a decrease of $7.5 million, or 5.9%, as compared with the third quarter ended September 30, 2003.

        The table below sets out the components of our total revenues for each of the periods under review.

	Third quarter ended September 30,		Nine months ended September 30,
	2004	2003	2004	2003
	(US$ in millions)
Revenues from satellite communications services
Maritime sector:
voice services	25.9	27.6	79.8	85.4
data services	37.7	34.0	108.9	100.5

Total maritime sector	63.6	61.6	188.7	185.9
Land sector:
voice services	7.0	9.6	21.7	29.4
data services	25.3	32.2	83.6	97.0

Total land sector	32.3	41.8	105.3	126.4
Aeronautical sector	4.3	3.4	12.2	9.6

Total satellite communications services	100.2	106.8	306.2	321.9
Leasing (incl. navigation)	14.7	14.9	42.5	47.1
Other	4.3	5.0	10.8	16.6

Total revenue	119.2	126.7	359.5	385.6

	As at September 30,
	2004	2003
	(000's)
Active terminals(1)
Maritime	108.4	98.7
Land	72.9	72.4
Aeronautical	6.0	5.3

	187.3	176.4

(1)
Active terminals means terminals registered with us as at September 30 of the relevant financial period that have been used to access our services at any time during the preceding twelve-month period.

        During the third quarter ended September 30, 2004, revenues from satellite communications services were $100.2 million, a decrease of $6.6 million, or 6.2%, as compared with the third quarter ended September 30, 2003. The maritime, land and aeronautical sectors accounted for 63.5%, 32.2% and 4.3% of total revenues from satellite communication services, respectively during the third quarter ended September 30, 2004.

        Maritime Sector.    During the third quarter ended September 30, 2004, revenues from the maritime sector were $63.6 million, an increase of $2.0 million, or 3.2%, as compared with the third quarter ended September 30, 2003. The increase principally reflects an increase in data revenue, which was partially offset by decreased voice revenue. Revenues from voice services in the maritime sector during the third quarter ended September 30, 2004 were $25.9 million, a decrease of $1.7 million, or 6.2%, as compared to the third quarter ended September 30, 2003. The decrease in revenues from voice services mainly reflects our ongoing migration of users from our higher-priced analogue services to our lower-priced digital services and the increased competition from hand-held operators. Revenues from data services in the maritime sector during the third quarter ended September 30, 2004 were $37.7 million, an increase of $3.7 million, or 10.9%, as compared to the third quarter ended September 30, 2003. The increase in revenues from data services reflects increased demand, mainly as a result of the introduction of our Fleet services, which have enhanced the communications services we provide to the maritime sector.

        Land Sector.    During the third quarter ended September 30, 2004, revenues from the land sector were $32.3 million, a decrease of $9.5 million, or 22.7%, as compared with the third quarter ended September 30, 2003. The third quarter 2003 experienced exceptionally high land revenue as a result of the conflict in Iraq. Revenues from voice services in the land sector during the third quarter ended September 30, 2004 were $7.0 million, a decrease of $2.6 million, or 27.1%, compared to the third quarter ended September 30, 2003. Compared to the previous quarter ended June 30, 2004 land voice revenue remained unchanged, possibly illustrating a slow down in the trend of declining traffic volumes from land voice services resulting from competition by operators of hand-held satellite telephones who offer lower-priced voice services. Revenues from data services in the land sector during the third quarter ended September 30, 2004 were $25.3 million, a decrease of $6.9 million, or 21.4%, compared to the third quarter ended September 30, 2003, primarily as a result of the exceptionally high land revenue in 2003 as a result of the conflict in Iraq. This also represented a decrease of $6.0 million, or 15.7%, compared to the previous quarter ending June 30, 2004. The decrease is a result of the effect of volume discounts that we offer to our customers once they exceed certain traffic levels. Volume discounts are expected to impact our fourth quarter results also.

        Aeronautical Sector.    During the third quarter ended September 30, 2004, revenues from the aeronautical sector were $4.3 million, an increase of $0.9 million, or 26.5%, as compared with the third quarter ended September 30, 2003. The increase continues to be attributed primarily to our Swift64 high-speed data service, which targets the government aircraft and business jet markets.

        Global security events in recent years have had a positive effect on the Group's revenues, particularly in the land sector. In 2003, despite decreased demand for our services from Afghanistan and neighboring countries, revenues were higher than in the previous year because of demand fed by the conflict in Iraq. This has continued in 2004, although to a lesser degree, reflecting a continued level of activity in the Middle East region. It is unclear whether the level of this demand will continue in future periods. Although a portion of these revenues may be sustainable, a decrease in global security activity in the region may have a corresponding impact on future revenues and results of operations.

Leasing

        During the third quarter ended September 30, 2004, revenues from leasing were $14.7 million, a decrease of $0.2 million, or 1.3%, as compared with the third quarter ended September 30, 2003.

Other revenues

        We classify revenues generated by our subsidiaries, Invsat Limited and Rydex Corporation Limited, as "other" revenues. Invsat Limited provides integrated communications networks and systems using VSATs (transportable terminals that access broadband services provided over satellite systems operating in the C-band and Ku-band radio frequencies), principally to end users in the oil and gas sector. Rydex Corporation Limited develops e-mail and data communications software tailored for use in the maritime sector. During the third quarter ended September 30, 2004, other revenues were $4.3 million, a decrease of $0.7 million, or 14.0%, as compared with the third quarter ended September 30, 2003. This decrease primarily resulted from lower demand in the oil and gas sector.

Other net operating costs

        During the third quarter ended September 30, 2004, other net operating costs were $37.4 million, a decrease of $9.6 million, or 20.4%, as compared with the third quarter ended September 30, 2003. The table below sets forth the components of other net operating costs during the periods indicated:

	Third quarter ended September 30,		Nine months ended September 30,
	2004	2003	2004	2003
	(US$ in millions)
Staff costs	20.1	16.9	62.7	49.7
Network and satellite operations	11.6	17.9	35.5	35.6
Other external costs	13.1	18.8	45.4	54.9
Own work capitalised	(6.1)	(4.5)	(17.8)	(14.5)
Other operating income	(1.3)	(2.1)	(4.5)	(6.4)

Total other net operating costs	37.4	47.0	121.3	119.3

        Staff costs during the third quarter ended September 30, 2004 were $20.1 million, an increase of $3.2 million, or 18.9% as compared to September 30, 2003, mainly as a result of severance costs of $1.9 million in connection with the Business Review, comprising a reduction in the number of employees at Inmarsat Limited. The remainder of the decrease related to the annual half year salary rise and movement in foreign exchange rates given staff costs are in sterling and we are US dollar reporting company.

        The decrease in network and satellite operations costs during the third quarter ended September 30, 2004 of $6.3 million, or 35.2% as compared to September 30, 2003, mainly relates to the 2003 write down of $4.7 million of Regional BGAN user terminals and the phasing of network and satellite operations expenditures.

        The decrease in other external costs of $5.7 million, or 30.3% relates primarily to a charge of $3.0 million in 2003 in connection with the settlement of all outstanding claims of our joint venture partners in Airia Limited and $2.0 million associated with our 2003 sponsorship of the FIA World Rally Championship. The remainder of the decrease in 2004 relates to a lower direct cost of sales in 2004 in our subsidiary Invsat, reflecting the lower revenues and reductions at Inmarsat Limited across a number of cost categories in line with our Business Review.

        The increase in own work capitalised of $1.6 million relates principally to increased activity surrounding our Inmarsat-4 satellite programme and development of our BGAN service.

        The decrease in other operating income of $0.8 million relates mainly to lower Regional BGAN user terminal sales than in 2003.

INMARSAT GROUP LIMITED
Consolidated financial results for the third quarter and nine months ended September 30, 2004

EBITDA

        As a result of the factors discussed above, EBITDA for the third quarter ended September 30, 2004 was $81.8 million, an increase of $2.1 million, or 2.6%, as compared with the third quarter ended September 30, 2003. The calculation of EBITDA is given in Note 3 of Annex 1.

Depreciation and amortisation

        During the third quarter ended September 30, 2004, depreciation and amortisation was $43.2 million, an increase of $10.0 million, or 30.1%, as compared with the third quarter ended September 30, 2003. The increase in depreciation and amortisation is principally a result of the uplift in the value of certain tangible and intangible assets resulting from a fair value review in connection with the acquisition in December 2003.

Group operating profit

        As a result of the factors discussed above, group operating profit during the third quarter ended September 30, 2004 was $38.6 million, a decrease of $7.9 million, or 17.0%, as compared with the third quarter ended September 30, 2003.

Net interest payable

        During the third quarter ended September 30, 2004, net interest payable was $38.6 million, an increase of $37.7 million, as compared with the third quarter ended September 30, 2003. Interest payable for the third quarter ended September 30, 2004 was $39.7 million, as compared to $1.0 million in the third quarter ended September 30, 2003. The increase in net interest payable is attributable primarily to financing costs associated with the acquisition in December 2003.

        Interest payable for the third quarter 2004 includes $18.6 million interest accrued on the subordinated parent company loan and $2.0 million of other non-cash interest items. Interest capitalised on the Inmarsat-4 satellite construction programme in the nine months ended September 30, 2004 was $4.6 million compared to $1.6 million in the nine months ended September 30, 2003, primarily due to the increase in Inmarsat's indebtedness post acquisition. Interest receivable was $1.1 million, an increase of $1.0 million, as compared with the third quarter ended September 30, 2003 primarily resulting from higher average cash balances held in 2004. The components of net interest are shown in Note 4 of Annex 1.

Taxation

        The tax charge for the third quarter ended September 30, 2004 was $2.5 million, as compared to a $12.4 million tax charge in the third quarter ended September 30, 2003. The decrease in tax charge is largely driven by a reduction in profit before tax, with a break even for the third quarter ended September 30, 2004 compared to a profit of $45.6 million for the third quarter ended September 30, 2003. The effective tax rate for the Group is higher in 2004 than in 2003 because additional depreciation and amortisation charges relating to the acquisition, for the third quarter to September 30, 2004, are not tax deductible.

        Although there is a tax charge for the nine month period ended September 30, 2004, this does not result in a cash tax payment. The charge is made up of a deferred tax element in respect of the acceleration of capital allowances which is reduced by tax credits relating to a prior year repayment and the interest charge for the period. The group tax profile is such that material cash tax payments are not required in the foreseeable future as the available capital allowances and deductions for interest charges are in excess of the adjusted group taxable profits.

Liquidity and capital resources

        Historically, our principal uses of cash have been for capital expenditure, to fund the development, marketing and distribution of new services and to fund our working capital requirements. Those requirements were met by cash flows from our operating activities as well as from borrowings under bank facilities. Following the acquisition and related transactions, our indebtedness and debt service obligations have increased significantly. An analysis of net debt is given in Note 5 of Annex 1.

        The following table sets out our cash flows for the third quarter and nine months ended September 30, 2004 and 2003.

	Third quarter ended September 30,		Nine months ended September 30,
	2004	2003	2004	2003
	(US$ in millions)
Net cash inflow from operating activities	67.6	90.5	190.0	248.6
Net cash outflows for returns on investments and servicing of finance	(31.6)	(0.8)	(113.5)	(0.8)
Tax received/(paid)	—	(2.2)	1.3	16.0

Net cash provided by operating activities after interest and tax	36.0	87.5	77.8	263.8
Net cash used in investing activities	(38.1)	(45.6)	(108.9)	(137.5)
Net cash provided by/(used in) financing activities	0.1	(99.5)	19.6	(100.1)
(Increase)/decrease in short-term deposits	(0.6)	66.0	(83.6)	(17.9)

Increase/(decrease) in cash during the period	(2.6)	8.4	(95.1)	8.3

        The Group ended the third quarter of 2004 with cash, short-term deposits and restricted cash of $273.7 million. Restricted cash of $163.9 million principally comprises amounts held in a charged account to fund capital expenditure. The Group had gross external debt at September 30, 2004 of $1,277.5 million comprising drawings on the senior facilities of $800.0 million and Senior Notes outstanding in principal amount of $477.5 million.

Operating activities

        Net cash from operating activities represents net cash from operations, returns on investments and servicing of finance and taxation.

        Net cash provided by operating activities was $36.0 million for the third quarter ended September 30, 2004, compared to net cash provided by operating activities of $87.5 million during the third quarter ended September 30, 2003. The decrease is due to a $30.8 million increase in interest payments relating to the Senior Notes in 2004. The remaining decrease is the result of lower revenues and operating profit and changes in working capital with higher debtors following a change in billing cycle, and lower trade creditors.

Investing activities

        Net cash used in investing activities represents cash used for capital expenditure and financial investments and cash movements resulting from acquisitions and disposals.

        Net cash used in investing activities during the third quarter ended September 30, 2004 was $38.1 million as compared with $45.6 million for the third quarter ended September 30, 2003. The decrease is primarily due to the phasing of capital expenditure for the construction of our Inmarsat-4 satellites and ground network and the impact of a payment deferral agreement negotiated with our satellite manufacturer. We remain on track to launch both Inmarsat-4 satellites in 2005.

Financing activities

        Net cash provided by financing activities during the third quarter ended September 30, 2004 was $0.1 million. Net cash used by financing activities during the third quarter ended September 30, 2003 was $99.5 million. During the third quarter ended September 30, 2003 we repaid $99.4 million of drawings outstanding under our medium-term revolving debt facility.

Contractual Obligations and Commercial Commitments

        The following summarises our future contractual obligations, commercial commitments and principal commitments under debt instruments as at September 30, 2004:

	Commitments by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(US$ in millions)
Debt obligations(1)	1,848.2	10.0	110.0	210.0	1,518.2
Capital commitments relating primarily to Inmarsat-4 satellites	307.4	124.5	97.5	6.5	78.9
Operating leases:
Land and buildings	0.7	—	—	0.7	—
Other	41.5	34.0	1.6	4.8	1.1
Other (non-cancelable agreements)	19.6	15.7	3.9	—	—

Total contractual obligations	2,217.4	184.2	213.0	222.0	1,598.2

(1)
Excludes the impact of non-cash interest on the subordinated parent loan, which accrues at a rate of 13.5% per annum and compound each August 31, and the premium on the senior notes.

Recent Events

        On October 11, 2004 the company entered into a sale and leaseback contract for our headquarters building at 99 City Road, London. The gross proceeds from the sale of our headquarters building are expected to be $125.1 million, and the contract provides for a 25 year lease by us of the building. We currently expect the sale leaseback transaction to close in November 2004.

        We completed our registered exchange offer relating to the 7 5/8th Senior Notes due 2012 on October 18, 2004.

        In October 2004, the ORBIT Act was amended to extend the deadline for our compliance from December 31, 2004 to June 30, 2005, and to permit us to certify to the FCC that we have satisfied the intent of the ORBIT Act by means other then an initial public offering of equity securities. We intend to file a certification to that effect with the FCC shortly.

        Mr Rick Medlock joined the group with effect from September 27, 2004 as an Executive Director and Chief Financial Officer.

        We have recently obtained launch plus one year of in-orbit insurance for all our Inmarsat-4 satellites. Under that coverage, each Inmarsat-4 satellite will be insured for $225 million.

INMARSAT GROUP LIMITED
CONSOLIDATED PROFIT AND LOSS ACCOUNTS
(unaudited)

	Third quarter ended September 30,		Nine months ended September 30,
	2004	2003	2004	2003
	(US$ in millions)
Revenues from continuing operations	119.2	126.7	359.5	385.6

Depreciation and amortisation	(43.2)	(33.2)	(131.0)	(101.0)
Other net operating costs	(37.4)	(47.0)	(121.3)	(119.3)

Total operating costs	(80.6)	(80.2)	(252.3)	(220.3)

Group operating profit	38.6	46.5	107.2	165.3

Interest receivable and similar income	1.1	0.1	2.4	1.9
Interest payable and similar charges	(39.7)	(1.0)	(120.2)	(3.8)

Profit/(loss) on ordinary activities before taxation	—	45.6	(10.6)	163.4

Taxation	(2.5)	(12.4)	(5.9)	(47.8)

(Loss)/profit on ordinary activities after taxation	(2.5)	33.2	(16.5)	115.6

Note—2003 comparative information relates to the predecessor company, Inmarsat Ventures plc.

INMARSAT GROUP LIMITED
CONSOLIDATED BALANCE SHEET
(unaudited)

	As at September 30, 2004	As at December 31, 2003
	(US$ in millions)
Fixed assets
Intangible assets	380.7	386.5
Tangible assets	1,367.8	1,380.0

Total fixed assets	1,748.5	1,766.5

Current assets
Stocks	1.1	2.1
Debtors	172.5	144.6
Short-term investments	102.8	19.2
Restricted cash	163.9	162.7
Cash at bank and in hand	7.0	102.5

Total current assets	447.3	431.1

Creditors—amounts falling due within one year
Other creditors	(84.4)	(206.3)
Loans and other borrowings	(1.4)	(365.6)

Total creditors: amounts falling due within one year	(85.8)	(571.9)

Net current assets/(liabilities)	361.5	(140.8)

Total assets less current liabilities	2,110.0	1,625.7

Creditors—amounts falling due after more than one year
Other creditors	(89.4)	(33.8)
Loans and other borrowings	(1,816.2)	(1,392.6)

Total creditors: amounts falling due after more than one year	(1,905.6)	(1,426.4)
Provisions for liabilities and charges	(186.8)	(165.1)

Net assets	17.6	34.2

Capital and reserves
Called up share capital	0.3	0.3
Share premium account	34.2	34.2
Other reserves	1.4	1.5
Accumulated losses	(18.3)	(1.8)

Total equity shareholders' funds	17.6	34.2

INMARSAT GROUP LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	Third quarter ended September 30,		Nine months ended September 30,
	2004	2003	2004	2003
	(US$ in millions)
Operating profit	38.6	46.5	107.2	165.3
Depreciation and amortisation	43.2	33.2	131.0	101.0
Decrease/(increase) in debtors	(18.7)	14.8	(32.5)	(6.0)
Increase/(decrease) in creditors	5.3	(2.6)	(14.0)	(5.2)
(Increase)/decrease in stocks	(1.5)	3.6	(2.0)	0.8
(Decrease)/increase in provisions	0.7	(5.0)	0.3	(7.3)

Net cash inflow from operating activities	67.6	90.5	190.0	248.6

Returns on investments and servicing of finance
Interest received	0.8	1.5	1.4	2.9
Bank and Senior Notes interest paid	(32.0)	(2.3)	(55.8)	(3.5)
Subordinated parent company loan interest paid	—	—	(4.5)	—
Arrangement fees and costs of Senior Notes	(0.2)	—	(19.0)	—
Acquisition related fees and costs	(0.2)	—	(35.4)	—
Interest element of finance lease rental payments	—	—	(0.2)	(0.2)

Net cash (outflow)/inflow for returns on investments and servicing of finance	(31.6)	(0.8)	(113.5)	(0.8)

Tax received/(paid)	—	(2.2)	1.3	16.0

Net cash provided by operating activities after interest and tax	36.0	87.5	77.8	263.8

Capital expenditure and financial investments
Purchase of tangible and intangible fixed assets	(38.1)	(45.6)	(108.9)	(138.1)

Net cash (outflow) for capital expenditure and financial investment	(38.1)	(45.6)	(108.9)	(138.1)

Acquisitions and disposals
Liquidation of subsidiaries	—	—	—	0.6

Net cash inflow/(outflow) for acquisitions and disposals	—	—	—	0.6

Net cash inflow/(outflow) before management of liquid resources and financing	(2.1)	41.9	(31.1)	126.3
(Increase)/decrease in short-term deposits	(0.6)	66.0	(83.6)	(17.9)

Net cash (outflow)/inflow after management of liquid resources	(2.7)	107.9	(114.7)	108.4

Financing
Movement on medium term facility	—	(99.4)	—	(100.0)
Capital element of finance lease rental payments	0.1	(0.1)	—	(0.1)
Repayment of subordinated parent company loan	—	—	(95.5)	—
Bridge borrowings repaid	—	—	(365.0)	—
Senior Notes issued	—	—	480.1	—

Net cash inflow/(outflow) from financing	0.1	(99.5)	19.6	(100.1)

Increase/(decrease) in cash in the period	(2.6)	8.4	(95.1)	8.3

Note—2003 comparative information relates to the predecessor company, Inmarsat Ventures plc.

INMARSAT GROUP LIMITED

Annex 1—NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.     Background

        Inmarsat Group Limited (the "Company") was incorporated on September 3, 2003 as Grapedrive Limited and changed its name to Inmarsat Group Limited on January 6, 2004.

        The Company issued share capital for an aggregate amount of $34.5 million to Inmarsat Holdings Limited. The proceeds of this issue were used by the Company to acquire the issued share capital of Inmarsat Investments Limited, which was also incorporated on September 3, 2003. Other than the issue of share capital, neither Inmarsat Group Limited nor Inmarsat Investments Limited traded prior to December 17, 2003.

        On December 17, 2003 an offer by Inmarsat Investments Limited to acquire all of the shares of Inmarsat Ventures plc became unconditional. This transaction has been accounted for as an acquisition in accordance with FRS 6: Acquisitions and Mergers. It is the intention of the company to conduct a full review of all preliminary fair values by the end of 2004.

        Subsequent to the acquisition on December 17, 2003, substantially all funding is financed by shareholder and third party debt facilities.

        The 2003 comparative information provided in the consolidated financial results for the third quarter and nine months ended September 30, 2004 relates to the predecessor company, Inmarsat Ventures plc.

        We report our results of operations in US dollars as the majority of our revenues are in are denominated in US dollars. Approximately 60% of our net operating costs are in sterling.

2.     Basis of accounting

        The principal activity of the Group is the provision of global mobile satellite communication services.

        The consolidated financial information is prepared under the historical cost convention and in accordance with applicable UK accounting standards.

        The preparation of the consolidated financial information requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenue and expenses during the reported period. The more significant estimates include provisions, pension costs and asset lives. Actual results could differ from those estimates.

        As part of our normal year-end procedures it is the intention of the company to conduct a full review of all accounting policies by the end of 2004.

3.     EBITDA

        Set forth below is a reconciliation of profit/(loss) from ordinary activities after taxation to EBITDA for each of the periods indicated.

	Third quarter ended September 30,		Nine months ended September 30,
	2004	2003	2004	2003
	(US$ in millions)
(Loss)/profit from ordinary activities after taxation	(2.5)	33.2	(16.5)	115.6
Add back/(deduct):
Taxation	2.5	12.4	5.9	47.8
Net interest payable	38.6	0.9	117.8	1.9
Depreciation and amortisation	43.2	33.2	131.0	101.0

EBITDA	81.8	79.7	238.2	266.3

4.     Interest

        The table below sets forth the components of interest payable and receivable during the periods indicated.

	Third quarter ended September 30,		Nine months ended September 30,
	2004	2003	2004	2003
	(US$ in millions)
Interest and facility fees payable on bank loans and overdrafts	—	(0.7)	(0.1)	(2.5)
Interest on Senior Notes and facilities	(18.6)	—	(52.2)	—
Interest rate swaps	(2.2)	—	(7.6)	—
Other interest payable	—	—	(0.2)	(0.9)
Interest on subordinated parent company loan	(18.6)	—	(58.4)	—
Amortisation of debt issue costs	(1.5)	—	(4.3)	—
Deferred satellite liability discount	(0.7)	(0.6)	(2.0)	(2.0)
Interest capitalised on Inmarsat-4 programme	1.9	0.3	4.6	1.6

Total interest payable and similar charges	(39.7)	(1.0)	(120.2)	(3.8)
Bank interest receivable and other interest	1.1	0.1	2.4	1.9

Total interest receivable and similar income	1.1	0.1	2.4	1.9

Net interest payable	(38.6)	(0.9)	(117.8)	(1.9)

5.     Net debt

        The table below sets out the components of net debt for each of the periods indicated, excluding issue costs.

	As at September 30, 2004			As at December 31, 2003
	Principal amount	Deferred finance cost	Net balance	Principal amount	Deferred finance cost	Net balance
	(US$ in millions)
Senior credit facilities	800.0	(23.5)	776.5	800.0	(26.9)	773.1
Senior notes	480.1	(18.3)	461.8	—	—	—
Subordinated parent company loan
—principal	570.7	—	570.7	618.8	—	618.8
—interest	7.2	—	7.2	0.7	—	0.7

Total loans and borrowings (included in creditors falling due after more than one year)	1,858.0	(41.8)	1,816.2	1,419.5	(26.9)	1,392.6
Bridge facility (included in creditors falling due within one year)	—	—	—	365.0	—	365.0
Overdrafts	1.4	—	1.4	0.6	—	0.6
Restricted cash	(163.9)	—	(163.9)	(162.7)	—	(162.7)
Cash at bank and in hand	(7.0)	—	(7.0)	(102.5)	—	(102.5)
Short-term investments	(102.8)	—	(102.8)	(19.2)	—	(19.2)

Net debt	1,585.7	(41.8)	1,543.9	1,500.7	(26.9)	1,473.8

INMARSAT GROUP LIMITED

Annex 2—UK/U.S. GAAP RECONCILIATION

        The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United Kingdom ("UK GAAP"), which differ in certain material respects from generally accepted accounting principles in the United States ("U.S. GAAP"). The following table contains a summary of the material adjustments to net income/(loss) for the financial period between UK GAAP and U.S. GAAP:

	Third quarter ended September 30,		Nine months ended September 30,
	2004	2003	2004	2003
	(US$ in millions)
Profit/(loss) for the financial period as reported under UK GAAP	(2.5)	33.2	(16.5)	115.6
U.S. GAAP adjustments:
Pension plans	(0.1)	(0.2)	(0.9)	(0.9)
Forward foreign exchange contracts	(3.9)	(2.6)	(11.3)	(5.3)
Deferred taxation	1.9	0.2	5.8	0.6
Deferred taxation on adjustments	(4.3)	1.3	(7.4)	3.9
Development costs	(2.5)	(3.5)	(10.2)	(10.3)
Amortisation of development costs	1.7	2.3	5.5	6.3
Amortisation of goodwill	3.7	—	11.8	—
Realised foreign exchange translation	0.1	(0.3)	0.1	(2.8)
Depreciation of tangible assets	2.5	—	7.4	—
Amortisation of intangible assets	(0.4)	—	(1.1)	—
Facility fee	—	—	(4.6)	—
Capitalised interest	19.3	—	46.4	—

Total adjustments	18.0	(2.8)	41.5	(8.5)

Net income/(loss) under U.S. GAAP	15.5	30.4	25.0	107.1

        The following table contains a summary of the material adjustments to shareholders' funds between UK GAAP and U.S. GAAP:

	As at September 30, 2004	As at December 31, 2003
	(US$ in millions)
Total shareholders' funds as reported under UK GAAP	17.6	34.2
U.S. GAAP adjustments:
Pension plans	1.6	2.5
Forward foreign exchange contracts	4.7	16.0
Interest rate swaps	2.7	(7.7)
Foreign exchange translation	(2.2)	(2.9)
Deferred taxation	(56.1)	(61.8)
Deferred taxation on adjustments	(0.6)	6.8
Development costs	(72.8)	(62.6)
Amortisation of development costs	13.5	8.0
Goodwill	(97.4)	(109.2)
Post retirement benefits	(1.9)	(1.9)
Other liabilities	1.0	1.0
Tangible assets	(50.4)	(57.9)
Intangibles	75.1	76.2
Facility fee	—	4.6
Capitalised interest	46.4	—

Net U.S. GAAP adjustments	(136.4)	(188.9)

Shareholders' equity under U.S. GAAP	(118.8)	(154.7)

        The table below sets forth the components of total other comprehensive income/(loss) under U.S. GAAP for each of the periods indicated:

	Third quarter ended September 30,		Nine months ended September 30,
	2004	2003	2004	2003
	(US$ in millions)
Net income/(loss) under U.S. GAAP	15.5	30.4	25.0	107.1
Other comprehensive income:
Cumulative translation adjustment	(0.8)	(6.3)	—	(2.3)
Interest rate swaps	4.4	—	10.4	—
Pension adjustment	—	—	—	0.5
Unrealised foreign exchange translation	—	2.1	0.5	—

Total other comprehensive income/(loss) under U.S. GAAP	3.6	(4.2)	10.9	(1.8)

Total comprehensive income/(loss) under U.S. GAAP	19.1	26.2	35.9	105.3

        The table below sets forth the reconciliation of UK GAAP EBITDA to U.S. GAAP EBITDA for each of the periods indicated:

	Third quarter ended September 30,		Nine months ended September 30,
	2004	2003	2004	2003
	(US$ in millions)
EBITDA (UK GAAP)	81.8	79.7	238.2	266.3
Adjustments:
Pensions	(0.1)	(0.2)	(0.9)	(0.9)
Financial instruments	(3.9)	(2.6)	(11.3)	(5.3)
Development costs	(2.5)	(3.5)	(10.2)	(10.3)
Loan facility fee	—	—	(4.6)	—
Realised foreign exchange translation	0.1	(0.3)	0.1	(2.8)

EBITDA (U.S. GAAP)	75.4	73.1	211.3	247.0

INMARSAT GROUP LIMITED

Annex 3—RISK FACTORS

        Many statements contained in this report are forward-looking in nature. These statements are based on current plans, intentions or expectations. Key risks to our Company are described in our Form F-4 Registration Statement filed with the Securities and Exchange Commission on September 20, 2004.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 11, 2004
INMARSAT GROUP LIMITED
	By:	/s/ ALISON HORROCKS Alison Horrocks Company Secretary

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INMARSAT GROUP LIMITED Consolidated financial results for the third quarter and nine months ended (unaudited) September 30, 2004
INMARSAT GROUP LIMITED Consolidated financial results for the third quarter and nine months ended September 30, 2004
INMARSAT GROUP LIMITED Consolidated financial results for the third quarter and nine months ended September 30, 2004
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INMARSAT GROUP LIMITED Consolidated financial results for the third quarter and nine months ended September 30, 2004
Operating and Financial Review and Prospects
INMARSAT GROUP LIMITED Consolidated financial results for the third quarter and nine months ended September 30, 2004
INMARSAT GROUP LIMITED CONSOLIDATED PROFIT AND LOSS ACCOUNTS (unaudited)
INMARSAT GROUP LIMITED CONSOLIDATED BALANCE SHEET (unaudited)
INMARSAT GROUP LIMITED CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)
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